LL [handwritten initials]

17009068

SSION

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo	OH	43617-1112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENJAMIN C. TREECE
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires
March 6, 2021

Signature
Dock D. Treece
President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Financial Statements and Supplemental Information

Year Ended December 31, 2016

Table of Contents

MIRA+KOLENA
Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

Board of Directors
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of Treece Financial Services Corp., as of December 31, 2016 and the related statement of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Treece Financial Services Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. as of December 31, 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Treece Financial Services Corp.'s financial statements. The supplemental information is the responsibility of Treece Financial Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 27, 2017

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2016

Assets		
Current assets:		
Cash	$	5,432
Investments		47,910
Notes and accounts receivable - affiliated entity		15,900
Commissions receivable		15
Total current assets		69,257
Other assets - deferred federal income taxes		25,000
Total assets	$	94,257
Liabilities and Shareholders' Equity		
Current liabilities:		
Commissions payable	$	-
State taxes payable		150
Total current liabilities		150
Shareholders' equity:		
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding		10,000
Retained earnings		84,107
Total shareholders' equity		94,107
Total liabilities and shareholders' equity	$	94,257

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Income

Year Ended December 31, 2016

Revenues:	
Commissions	$ 131,178
Interest and dividends	4,444
Net realized and unrealized gain on investments	18,391
Other	26,254
	180,267
Expenses:	
Administrative fees	63,691
Management fees	43,700
Legal and professional fees	31,182
Regulatory fees	4,160
Investment management fees	1,073
	143,806
Income before income taxes	36,461
Provision for deferred federal income taxes	5,000
Net income	$ 31,461

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2016

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2015	$ 10,000	$ 52,646	$ 62,646
Net income		31,461	31,461
Balance at December 31, 2016	$ 10,000	$ 84,107	$ 94,107

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 31,461
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Net unrealized gain on investments	(19,555)
Net realized loss on investments	1,164
Deferred federal income taxes	5,000
Proceeds from sale of investments	31,077
Purchase of investments	(23,099)
Changes in assets and liabilities:	
Commissions receivable	3,014
Commissions payable	(26,248)
Net cash provided by operating activities	2,814
Net increase in cash	2,814
Cash at beginning of year	2,618
Cash at end of year	$ 5,432

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

Year Ended December 31, 2016

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio and Michigan.

Recently Issued Accounting Standards

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU') 2015-17 *Income Taxes, Balance Sheet Classification of Deferred Taxes (Topic 740).* This new accounting standard requires that all deferred income taxes be classified as long-term on the balance sheet. In addition, in January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* This new accounting standard requires that equity investments be measured at fair value with changes in fair value recognized in net income and eliminate certain financial statement disclosures for investments measured at amortization cost. ASU 2015-17 and 2016-01 are effective for annual financial statements for fiscal years beginning after December 15, 2017. However, early adoption is permitted as long as these financial statements have not been made available for issuance. The Company has not adopted these accounting standards; however, when adopted these accounting standards will not have a material effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

Substantially all of the Company's revenues are primarily related to transactions involving mutual funds from one mutual fund company.

Notes Receivable

Interest income on note receivable is recorded on the simple interest method.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations. For classification purposes in the accompanying financial statements, all money market funds are considered to be short-term investments.

1. Summary of Significant Accounting Policies - continued

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis. Certain fees received from mutual funds are recognized when received.

Income Taxes

The Company has evaluated the guidelines relating to uncertain tax positions and has concluded the Company has no significant financial statement exposure to uncertain tax positions at December 31, 2016. The Company's policy is to record any interest and penalties, as a component of income tax expense. The Company is subject to federal, state and local tax audits, but is no longer under subject to examination for any years prior to 2012. The Company did not have any income tax audits during the year ended December 31, 2016.

Fair Value Information

Accounting principles accepted in the United States establishes a framework for measuring fair value, requires expanded disclosure about the information used to measure fair value, and establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs that may be supported by little or no market activity and reflects management's assumptions that are significant to the measure of fair value

The Company has certain assets or liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value:

- Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

The following table sets forth by level, within the fair value hierarchy, the Company's assets valued at fair value on a recurring basis as of December 31, 2016:

	2016			
	Level 1	Level 2	Level 3	Total
Money market funds	$ 9,393	$ -	$ -	$ 9,393
Mutual funds	38,517	-	-	38,517
	$ 47,910	$ -	$ -	$ 47,910

1. Summary of Significant Accounting Policies - continued

Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosures in the December 31, 2016 financial statements through February 27, 2017, the date financial statements are available to be issued.

2. Investments

Investments at December 31, 2016 are as follows:

	2016		
	Cost	Market Value	Unrealized Losses
Money market funds	$ 9,393	$ 9,393	$ -
Mutual funds	41,218	38,517	(2,701)
	$ 50,611	$ 47,910	$ (2,701)

Gross unrealized losses were $2,701 at December 31, 2016. There were no gross unrealized gains at December 31, 2016.

3. Income Taxes

The Company is a member of a brother-sister controlled group with Treece Investment Advisory Corp. ("TIA"), a company that is a registered investment advisor affiliated through common ownership, for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred federal income tax assets at December 31, 2016 related to the following:

Net operating loss carryforwards	$ 21,000
Capital loss carryforwards	3,600
Unrealized losses on investments	400
Deferred tax assets	$ 25,000

At December 31, 2016, the Company had net operating loss carryforwards of approximately $145,000, which expire through December 2036, and capital loss carryforwards of approximately $23,000, which will expire through December 2021. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Any tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification 740, *Income Taxes*.

4. Related Parties

The Company makes advances to Douglas Allen Associates, an entity affiliated through common ownership. These notes receivable amounted to $15,000 at December 31, 2016 including interest at 9% and are due in 2017. Interest income on these notes of $1,350 was recognized in 2016. Interest receivable under these notes was $900 at December 31, 2016.

The Company shares office personnel and its office facility with Douglas Allen Associates. An administrative charge is billed using an allocation of actual expenses shared for personnel, facility and office expenses based on a Services Agreement. Administrative fees of $63,691 were incurred in 2016. In addition, the Company paid a management fee to a shareholder of $43,700 in 2016 in lieu of commissions and for certain management services provided under a Management Agreement.

Substantially all of the Company's clients have their funds managed by TIA and all transactions of TIA are processed through the Company. The Company paid investment management fees of $1,073 to TIA for the year ended December 31, 2016.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2016 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $47,242 and an aggregate indebtedness ratio of 0.03 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2016

(See Independent Auditor's Report)

Net capital:	
Total shareholders' equity	$ 94,107
Deductions of nonallowable assets:	
Notes and accounts receivable	15,900
Deferred federal income taxes	25,000
Haircut on mutual funds	5,965
	46,865
Net capital	$ 47,242
Aggregate indebtedness	$ 150
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 42,242
Ratio - aggregate indebtedness to net capital	0.03 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2016 agrees to the net capital of $47,242 reported above.

MIRA+KOLENA
Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Treece Financial Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the SIPC Series 600 Rules, we have performed the procedures with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Treece Financial Services Corp. for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 4, 2016, which was agreed to by Treece Financial Services Corp. and SIPC, solely to assist you and the other specified parties in evaluating Treece Financial Services Corp.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Treece Financial Services Corp.'s management is responsible for Treece Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

> We compared the income report on the audited Form X-17A-5 for the year ended December 31, 2016 to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Treece Financial Services Corp. taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 27, 2017

Treece Financial Services Corp.

6800 W Central Ave Unit G1
Toledo, OH 43617
(419) 843-7744
800-624-5597
www.TreeceInvestments.com

February 27, 2017

Mira + Kolena, Ltd.
4841 Monroe St., Suite 350
Toledo, OH 43623

I am responsible for Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 and have reviewed Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 for the year ended December 31, 2016. Based on this review, we assert that for the year ended December 31, 2016, the Company is exempt from SEC Rule 15c3-3 under the provisions in paragraph (k)(1) of SEC Rule 15c3-3. We have met the identified exemption provisions for year ended December 31, 2016 without exception.

Treece Financial Services Corp.

Signature: ______________________________

Dock D. Treece
Chairman/President/Secretary/Treasurer

MIRA+KOLENA

Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Treece Financial Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the SIPC Series 600 Rules, we have performed the procedures with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Treece Financial Services Corp. for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 4, 2016, which was agreed to by Treece Financial Services Corp. and SIPC, solely to assist you and the other specified parties in evaluating Treece Financial Services Corp.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Treece Financial Services Corp.'s management is responsible for Treece Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

> We compared the income report on the audited Form X-17A-5 for the year ended December 31, 2016 to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Treece Financial Services Corp. taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 27, 2017